

June 7, 2023

Ron Bain
Chief Financial Officer
VAALCO Energy, Inc.
9800 Richmond Avenue, Suite 700
Houston, Texas 77042

> **Re: VAALCO Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed April 6, 2023**
> **File No. 001-32167**

Dear Ron Bain:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation